

July 15, 2014

Via E-mail
Mr. Kendall Larsen
Chief Executive Officer
VirnetX Holding Corporation
308 Dorla Court, Suite 206
Zephyr Cove, NV

> **Re:** **VirnetX Holding Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 001-33852**

Dear Mr. Larsen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Business

Intellectual Property and Patent Rights, page 12

1. Please tell us what consideration you gave to separately disclosing the number of U.S. and international patents, and indicating whether your existing and pending patent applications are foreign counterpart patent applications that relate to similar or identical technology.

Item 3. Legal Proceedings

2.   We note that in some of the patent infringement cases you disclose that you "seek damages and injunctive relief." Please tell us what consideration you gave to expanding your disclosure to explain the amount of damages sought.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 37

3.   We note that in the third paragraph of the audit report, your auditors only opined on the balance sheet as of December 31, 2013; however, the financial statements included in the filing also include the balance sheet as of December 31, 2012. Please amend your filing to include an audit opinion that covers all of the period included in the filing. Refer to Rule 2-02(c) of Regulation S-X.

Notes to Consolidated Financial Statements

Note 11 Income Tax, page 50

4.   We note the benefit (provision) for income taxes changed significantly for the year ended December 31, 2013 compared to December 31, 2012. Please explain to us the reason for this change from a large income tax benefit in 2012 to a small income tax provision in 2013, taking into consideration the valuation allowance on the deferred tax assets as of the end of both years. Also tell us your consideration for including such explanation here as well as in your results of operations in MD&A in future filings.

Item 11. Executive Compensation, page 59 (Incorporated by Reference From Definitive Proxy Statement on Schedule 14A Filed April 11, 2014)

Summary Compensation Table, page 40

5.   We note your discussion on page 42 regarding the compensation paid during fiscal 2013 to Mr. Short, your Chief Scientist, Chief Technology Officer and director. Please advise why Mr. Short's compensation is not disclosed in the summary compensation table. Refer to Item 402(a)(3) of Regulation S-K. If you believe that Mr. Short is not an executive officer of your company, please provide us with your analysis to support this determination.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief